October 29, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Westport Innovations Inc.

Amendment No. 1 to Form 40-F for

the Nine months Ended December 31, 2011

Filed September 25, 2012

Response Letter Dated September 25, 2012

File No. 1-34152

Dear Mr. James:

I am writing in response to your letter dated September 28, 2012 setting forth comments regarding our Amended No. 1 to Form 40-F for the nine months ended December 31, 2011 (the “2011 Form 40-F/A”) of Westport Innovations Inc. (“Westport” or the “Company”) and our response letter dated September 25, 2012.

To facilitate your consideration of Westport’s response, we have included below the comments and have provided Westport’s response immediately following.

Amendment No. 1 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21.  Investment in Joint Ventures, (a) Cummins Westport Inc., page 37

1.                                      Further to your response to prior comment 2, please explain how you evaluated the impact of adopting ASU 2009-17.  In your response, explain how you determined that the company is the primary beneficiary of CWI.  We note that as a result of the adoption of ASU 2009-17, you are now required to perform the assessment of whether the Company is the primary beneficiary of CWI on an ongoing basis.  Please discuss how you considered ASC 810-10-25-38-A to 38-G.

Response:

With respect to the adoption of ASU 2009-17, we performed the assessment of whether the Company is the primary beneficiary of CWI on an ongoing basis as per our analysis below:

•                  As detailed in our letter to the SEC dated February 25, 2010 in response to prior comment 2, we completed a formal VIE assessment on January 1, 2004, the effective date of the First Amended and Restated Joint Venture Agreement of CWI (“First Amended and Restated JVA”) and concluded that CWI was a VIE and Westport was the primary beneficiary.

•                  For Westport, ASU 2009-17 was effective for our fiscal year ended March 31, 2011 (beginning April 1, 2010) commencing with the first quarter ended June 30, 2010.

Westport Innovations Inc.

October 29, 2012

•                  Upon adoption of ASU 2009-17 on April 1, 2010, we re-evaluated whether CWI was still a VIE as of the date Westport first became involved in accordance with the guidance in ASC 810-10-65-2(f).  This included an evaluation of whether any of the Variable Interest Model’s scope exceptions were applicable.  We concluded that our historical conclusion that CWI was a VIE continued to apply after the adoption of ASU 2009-17.  This conclusion was primarily based on that Westport had the sole responsibility for reimbursing any financial losses incurred by CWI up to and including December 31, 2004.  Westport would have received the entire benefit of any financial profits of CWI up to and including December 31, 2004.  Also, Westport’s and Cummins’ interests in CWI are equity ownership interests, the value of which changes with the fair value of CWI’s net assets.

•                  In addition, also in accordance with ASC 810-10-65-2(f) we re-evaluated whether Westport continued to be the primary beneficiary of CWI.  This re-evaluation was made based on the criteria applicable after application of ASU 2009-17.  We concluded that our historical conclusion that Westport was the primary beneficiary of CWI continued to apply after the adoption of ASU 2009-17.

•                  Details of our qualitative analysis with respect to how we considered ASC 810-10-25-38-A to 38-G to the assessment as to whether Westport is the primary beneficiary are provided in the table included in Appendix A.

•                  For your information, for periods subsequent to the date of adoption of ASC 2009-17, we have continued to consider whether any events have occurred which would give rise to a subsequent re-evaluation of the primary beneficiary definition, including a change to the conclusion that Westport is the primary beneficiary.   This qualitative analysis considers CWI’s “purpose and design including the risks that the entity was designed to create and pass through to its variable interest holders.”  We also considered the activities that impact CWI’s economic performance and determined whether Westport continues to have the power to direct those activities.

Conclusion: As indicated in Appendix A, there is no change to the initial conclusion that Westport is the primary beneficiary of CWI and continues to consolidate CWI accordingly.

2.                                      Further, with respect to the Second Amended and Restated Joint Venture Agreement dated February 20, 2012, please discuss why you believe that the agreement does not include changes to characteristics or adequacy of the legal entity’s equity investment at risk.  Compare the new agreement to the old agreement.  Refer to ASC 810-10-35-4(a).

Response:

The JVA was amended to provide for, among other things, clarification concerning the scope of products within CWI.  In addition, Cummins and Westport also revised certain economic terms of the JVA.  Please see our analysis in the Appendix B on why we believe that the Second Amended and Restated Joint Venture Agreement of CWI (“Second Amended and Restated JVA”) with Cummins Inc. (“Cummins”) effective February 19, 2012 does not include changes to characteristics or adequacy of the legal entity’s equity investment at risk by comparing the new to the old agreement in accordance with ASC 810-10-35-4(a).

In accordance with ASC 810-10-35-4(a), we evaluated the adequacy of the entity’s equity investment at risk, as defined in ASC 810-10-15-14(a) immediately before and immediately after the change in the entity’s governing documents or contractual arrangements occurs.

Conclusion:  As indicated in Appendix B, the Second Amended and Restated JVA did not cause any change the characteristics or adequacy of CWI’s equity investment at risk.  Therefore, a reconsideration event has not occurred.

Westport Innovations Inc.

October 29, 2012

3.                                      With respect to your response to prior comment 3, please tell us how you considered the requirements of ASC 810-10-45-25.

Response:

Westport had included CWI’s condensed balance sheet in Note 21 (a) — Investment in Joint Ventures — Cummins Westport Inc.  In future filings commencing with the Consolidated Financial Statements, for the three and nine months ended September 30, 2012 and 2011, Westport will parenthetically disclose on the Consolidated Balance Sheet, “the assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIEs” and “liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary” as per ASC 810-10-45-25 for the Company’s consolidated VIEs.

For example, future filing disclosure will provide the following disclosure on the face of the consolidated balance sheet after the line classification for each relevant asset or liability:

eg. “Cash and cash equivalent ($X,XXX and $X,XXX attributable to our VIEs)”

Note 23.  Segment Information, page 40

4.                                      Further to your response to prior comment 4 and the changes made to Exhibit 99.2 in Amendment No. 1 to your Form 40-F, please revise future filings to also revise the line item title for segment net operating profit or loss in the segment table to more accurately reflect its components.

Response:

In future filings, commencing with our interim financial statements for the three and nine months ended September 30, 2012, we will revise the description of the line item for segment net operating profit or loss in the segment table to state “Net operating income (loss) before depreciation and amortization.”

5.                                      With reference to your response to prior comment 6, we note that you believe it is not practical to disclose material revenues from external customers attributed to individual foreign countries.  As required by ASC 280-10-50-41, in future filings please disclose, to the extent applicable, that providing the geographic information is impracticable.

Response:

In future filings, commencing with our interim financial statements for the three and nine months ended September 30, 2012, we will disclose that geographical information by country is impracticable.  The future disclosure will state “It is impracticable for the Company to provide geographical revenue information by individual countries, however it is practicable to provide by geographical regions.”

6.                                      We note that your certifications continue to be dated February 29, 2012 in Amendment No. 1 to your Form 40-F which was filed September 25, 2012.  Please amend your Form 40-F, as required by Rule 12B-15, to include revised currently dated certifications by each principal executive officer and the principal financial officer of the registrant.

Response:

To comply with Rule 12-B-15, we are concurrently filing Amendment No. 2 to our December 31, 2011 Form 40-F to reflect currently dated certifications.

Westport Innovations Inc.

October 29, 2012

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Director, Accounting, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin

William Larkin

Chief Financial Officer

Westport Innovations Inc.

cc:	Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.

October 29, 2012

APPENDIX A

Guidance	Original and First Amended and Restated Joint Venture Agreement	Second Amended and Restated Joint Venture Agreement

38-A:  A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.  The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.  The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

	Please refer to analysis for 38-B to G below.	Please refer to analysis for 38-B to G below.

Westport Innovations Inc.

October 29, 2012

Appendix A Continued

38-B:  A reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. A reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE. A reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

The activities that would most significantly impact CWI’s economic performance have been identified as follows:

•      Product development and intellectual property (“IP”)

•      Sales and marketing and market penetration

•      Manufacturing process

•      Distribution channel

Westport has the power to direct IP development related activities and sales and marketing activities while Cummins has power to direct manufacturing and distribution.

The Intellectual Property contributed by Westport generated the main platform which included the spark-ignited technology and software to run Cummins engines on natural gas technology.  Specifically, Westport contributed its expertise and technical know-how in the control module and software in order to allow engines to run on natural gas.  Therefore, Westport’s IP was critical to the successful development of the natural gas engines.

Additionally, the primary driver of revenue growth is the sales and marketing and new market penetration.  Westport is heavily involved in the market development, customer growth strategies and sales initiatives.  Cummins’ involvement with the sales and marketing function consists of routine invoicing and management of accounts receivable collections.  Market penetration in the natural gas engines market is possible because

The Second Amended and Restated JVA did not make substantive revisions to the activities that each JV partner is responsible for.  Therefore, Westport still has the power to direct the activities of CWI that most significantly impact CWI’s economic performance.

Westport Innovations Inc.

October 29, 2012

Appendix A Continued

of Westport’s IP platform and Cummins engines.

While Westport and Cummins have equal representation on the Board of Directors, CWI makes up the majority of Westport’s revenue and profitability while it is a much less significant part of Cummins global business.  As such, Westport’s executive team is actively involved in CWI’s business plan and strategy while Cummins plays less of an active role.  Westport is also responsible for the management of the CWI treasury function and makes decisions on reinvestment of excess cash balances.

Therefore, based on the analysis above, Westport has the power to direct the activities of CWI that most significantly impact CWI’s economic performance.

38-C:  A reporting entity’s determination of whether it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights. A single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. These requirements related to kick-out rights and participating rights are limited to this particular analysis and are not applicable to transactions accounted for under other authoritative guidance. Protective rights held by other parties do not preclude a reporting entity from having the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

Not applicable as there were no kick-out rights, participating rights or protective rights established in the original agreements.	There are no kick-out rights, participating rights or protective rights in the Second Amended and Restated JVA.

Westport Innovations Inc.

October 29, 2012

Appendix A Continued

38-D: If a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. If a reporting entity concludes that power is not shared but the activities that most significantly impact the VIE’s economic performance are directed by multiple unrelated parties and the nature of the activities that each party is directing is the same, then the party, if any, with the power over the majority of those activities shall be considered to have the characteristic in paragraph 810-10-25-38A(a).

Not applicable as it was determined that Westport has the power to direct the activities of CWI that most significantly impact CWI’s economic performance as per the analysis under 38-B.	Not applicable as it was determined that Westport has the power to direct the activities of CWI that most significantly impact CWI’s economic performance as per the analysis under 38-B.

38-E:  If the activities that impact the VIE’s economic performance are directed by multiple unrelated parties, and the nature of the activities that each party is directing is not the same, then a reporting entity shall identify which party has the power to direct the activities that most significantly impact the VIE’s economic performance. One party will have this power, and that party shall be deemed to have the characteristic in paragraph 810-10-25-38A(a).

Please refer to the analysis for 38-B.	Please refer to the analysis for 38-B.

38-F: Although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE. However, that involvement may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with that power. For example, if a sponsor has an explicit or implicit financial responsibility to ensure that the VIE operates as designed, the sponsor may have established arrangements that result in the sponsor being the entity with the power to direct the activities that most significantly impact the economic performance of the VIE.

Westport was significantly involved with the design of CWI.  However, this was not a factor that was determinative in concluding on whether it has the power to direct the activities that most significantly impacts the economic performance of the VIE.

Westport was significantly involved with drafting the Second Amended and Restated JVA.  However, this was not determinative in concluding on whether it has the power to direct the activities that most significantly impacts the economic performance of the VIE.

Westport Innovations Inc.

October 29, 2012

Appendix A Continued

38-G: Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.

Under the First Amended and Restated JVA, Westport had the sole responsibility for reimbursing any financial losses incurred by CWI up to and including December 31, 2004. Westport would have received the entire benefit of any financial profits of CWI up to and including December 31, 2004.  Westport also had provided all of the original $38.4 million in equity to CWI and incurred $45.7 million in net deficit from the date of inception of CWI to January 1, 2004 and was responsible for further capital funding in addition to the reimbursement of any losses in 2004 should losses be incurred.

As such, the Company was expected to absorb a majority of CWI’s expected losses and receive a majority of CWI’s expected residual returns disproportionately in excess of the percentage of shares it holds.

The Second Amended and Restated JVA includes a new Performance Bonus (the “Performance Bonus”). In the event CWI’s annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a Performance Bonus. If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI’s net income based on the amount by which CWI’s actual annual revenue exceeds its baseline revenue level for such year and the applicable party’s share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins).  This effectively proportionately increases Westport’s right to receive benefits. disproportionately in excess of the percentage of shares it holds.

Westport Innovations Inc.

October 29, 2012

APPENDIX B

Note:  Defined terms used in this summary without definition herein have the respective meanings set forth in the First Amended and Restated JVA or the Second Amended and Restated JVA, as the context requires.

Characteristic	Old Agreement	New Agreement
Authorized capital and issued capital

The authorized capital stock of CWI consists of a single class of 100,000 common shares at par value of $0.01 each and 100,000 preferred shares at par value of $0.01 each. As of the date hereof (January 1, 2004), the rights and privileges of the common shares and preferred shares are set forth in the Certificate of Incorporation and the By-Laws.

As of the effective date of the Second Amended and Restated JVA, February 19, 2012, the authorized capital remains the same as the old agreement.

There was also no change in the ownership percentage of the issued capital or the rights or responsibilities of each holder.

Cummins and Westport each owns 50% of the common shares of CWI. No preferred shares have been issued. There are no differences in the rights or responsibilities attached to Cummins’ common shares as compared to Westport’s.

Additional contributions by holders of the VIE	Westport or Cummins did not make additional contributions to CWI’s equity investment at risk.	No change.

Certificate of Incorporation	Key clauses in the Certificate of Incorporation are summarized as follows (excluding authorized capital which was analyzed above):	All key clauses in the old agreement remain the same in the Amended and Restated Certificate of Incorporation filed on February 19, 2012.

•                  Registered office of CWI in the State of Delaware

•                  Nature of business or purposes to be conducted or promoted

•                  The corporation is to have perpetual existence

•                  Location of meetings of stockholders and the books of the corporation

Four new clauses were added to the Amended and Restated Certificate of Incorporation; however, these new clauses do not represent significant changes in the characteristics or adequacy of the equity at risk and do not constitute a reconsideration event. The representation that Westport has on the Board of Directors is still 50%.

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

• The corporation reserves the right to amend, alter, change or repeal any provision contained in the Certificate of Incorporation. • Liability of directors of the Corporation

By-Laws

Below are certain provisions of the By-Laws that were subsequently modified in the Second Amended and Restated JVA and should be considered for the assessment of changes in the characteristics or adequacy of CWI’s equity investment at risk:

•                  Quorum / Voting: At any meeting of shareholders, a majority of the outstanding shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum. A majority of the votes cast shall be sufficient to elect and pass any measure.

•                  Board of Directors election: The Board of Directors should consist of at least six members.  Directors are elected by a majority of the votes cast.

Changes to the provisions in the Amended and Restated By-Laws compared to the old By-Laws that should be considered for the assessment of changes in the characteristics or adequacy of CWI’s equity investment at risk are as follows:

•                  Quorum / Voting: At any meeting of the shareholders, two-thirds (2/3) of the outstanding shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum. In the Amended and Restated By-Laws, the affirmative vote of two-thirds of the outstanding shares entitled

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

to vote on the subject matter shall be the act of the Shareholders. As the two shareholders each own 50% of the shares, this change has no practical impact.

•                  Board of Directors election: The Amended and Restated By-Laws require that half of the Board of Directors will be individuals designated by Cummins and the other half will be individuals designated by Westport and that each of Cummins and Westport will vote for the other’s designees.  Directors are elected by a plurality of shares present.

These changes to the provisions do not alter the characteristics or adequacy of the legal entity’s equity investment at risk.

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

Ownership of technology and other intellectual property (“IP”) rights

All IP owned by Cummins prior to the Effective Date or that is developed by Cummins after the Effective Date (other than IP jointly developed with CWI) remains the sole property of Cummins. All IP owned by Westport prior to the Effective Date or that is developed by Westport after the Effective Date (other than IP jointly developed with CWI) remains the sole property of Westport. Any IP owned by CWI on or prior to the Effective Date or developed during the term for the SI business by CWI or by CWI jointed with one or both of Cummins and Westport shall remain or become the sole property of CWI (“CWI IP”).

There is generally no change in the allocation of IP ownership under the Second Amended and Restated JVA.

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

Licensing of Technology and other IP rights

Cummins grants to CWI an exclusive, worldwide license to practice any methods and the right to make, have made, use, market, import, or sell certain engine, part and kit products embodying, using or designed to practice any current and future IP requested or required by CWI to continue to operate the SI business and to develop such products where exclusivity will be limited to all foregoing rights and interest associated with the SI business or gaseous fueled engines (the “SI License”).

In consideration of the SI license, CWI paid to Cummins a technology royalty fee equal to 1.5% of SI engine revenue for calendar year ended December 31, 2004 and 2.75% thereafter to a cumulative max of $10.4M.

Cummins now grants to CWI a non-exclusive, royalty-free worldwide SI License. CWI had previously reached and paid the cap of $10.4M. No additional royalties are payable by CWI under the Second Amended and Restated JVA.

CWI grants to each of Cummins and Westport a worldwide, royalty-free, perpetual, irrevocable, non-exclusive license to practice any methods and to make, use, sell, offer to sell, import, have made and otherwise exploit any item or technology embodying, using or designed to practice any CWI IP. CWI does not receive any fees or royalties for this license. This however would not affect the characteristics or adequacy of CWI’s equity investment at risk.

Exclusivity

Neither Westport nor Cummins shall sell products sold as part of the SI business.

Cummins has the right to continue to develop, manufacture, sell and lease non-automotive natural gas engines incorporating its own SI technologies to the extent not specifically assigned to CWI or otherwise specifically precluded in the First Amended and Restated JVA, and Cummins may continue its interest in Cummins Natural Gas Engines Inc. without involving Westport or CWI.

Westport has the right to continue to develop, manufacture, sell and lease gaseous fueled engines, fuel systems and components incorporating its own technologies and technologies of its partners. Unless otherwise agreed to by Cummins, Westport has no right to make use or sell products utilizing the SI License.

All exclusivity clauses in the previous JVA are reflected in the Second Amended and Restated JVA, with modifications to reflect changes in licensing provisions as described above as well as to reflect CWI’s focus on the North American market under the Second Amended and Restated JVA.

Additional exclusivity clauses added to the Second Amended and Restated JVA were to allocate non-competition obligations between Cummins and CWI in light of CWI’s focus on the North American market under the Second Amended and Restated JVA. This however has no impact on CWI’s equity investment at risk.

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

Financing and distributions

Future financing obligations reside with CWI. CWI shall be primarily responsible to obtain the financing resources it requires for any and all working capital, capital expenditures, and financial requirements of CWI. To the extent that CWI is unable to obtain the financial resources that it needs, it may request such financing from the holders of the Common Shares shall have no obligation to provide such financial resources or to assist CWI in terms of third party guaranties or otherwise.

Same future financing obligations for CWI in the Second Amended and Restated JVA.

The Second Amended and Restated JVA includes a policy related to payment of dividends; however payment of dividends requires unanimous approval of the Board of Directors.

A Performance Bonus clause was added in the Second Amended and Restated JVA. In the event CWI’s annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the “Performance Bonus”). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI’s net income based on the amount by which CWI’s actual annual revenue exceeds its baseline revenue level for such year and the applicable party’s share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins).This performance bonus does not impact the characteristics or adequacy of CWI’s equity investment at risk.

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

Returns of equity to investors	There have been no returns of the initial equity investment in CWI to either of the joint venture partners, and no other interests have been exposed to CWI’s profits or losses.	No change.

Investors’ voting rights

As per the By-Laws of CWI contained as part of the Appendix to the First Amended and Restated JVA, at every meeting of shareholders, each holder of common shares of CWI shall be entitled to one vote for each share of stock standing in his or her name on the books of CWI on the date for the determination of shareholders entitled to vote as such meetings.

Additionally, certain decisions as listed in the First Amended and Restated JVA cannot be acted upon without the unanimous approval of the entire Board of Directors or shareholders.

No change to the voting rights in the Second Amended and Restated JVA or the Amended and Restated By-Laws.

Additional items were added to the list of decisions requiring unanimous approval of the entire Board of Directors or shareholders. These additional items are not material changes from the old agreement and do not change CWI’s equity investment at risk.

Entry into any new significant line of business or significant curtailment of the JV’s existing activities

CWI’s vision is to be the leading provider of SI Natural Gas and propane on highway, high performance, low emission and economically viable engines by bringing to market, now and in the future, the best available technologies engineered into the Cummins line of engine products. CWI shall undertake the SI Business and develop, support and market the Products.

CWI’s vision is to be the leading provider in the United States, Canada and/or Mexico (the “Market”) of SI Natural Gas and propane on highway, high performance, low emission and economically viable engines by bringing to market, now and in the future, the best available technologies engineered into Cummins line of engine products. CWI shall undertake the SI Business in this market and develop, support and market the products in the market.

Therefore, the CWI market has been restricted to USA, Canada and/or Mexico. It did not enter into a new significant line of business and no new activities were added in the

Westport Innovations Inc.

October 29, 2012

Appendix B Continued

Second Amended and Restated JVA outside the scope of the initial JVA.

CWI also has not curtailed any of its initial activities in any material way that impacts its expected losses. Although the Second Amended and Restated JVA governing the operations of CWI amended the focus of CWI’s future product development investments to North American markets and excluded certain global markets, none of the excluded markets had been active and significant to either CWI’s current operations or forecasted current market opportunities. Therefore, this focus on the geographical markets of CWI had no substantive impact either qualitatively or quantitatively.